SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 11-K

                                ----------------

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2001

                                       OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the transition period from _____________ to ______________

                        --------------------------------

                          Commission file number 1-7657

                        --------------------------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          LEHMAN BROTHERS SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          LEHMAN BROTHERS HOLDINGS INC.
                               745 Seventh Avenue
                               NEW YORK, NY 10019

                          Lehman Brothers Savings Plan
       (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan)

                              Financial Statements
                           and Supplemental Schedules



                     Years ended December 31, 2001 and 2000



                                    Contents

Report of Independent Auditors.......................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits.................  2
Statements of Changes in Net Assets Available for Plan
  Benefits...........................................................  3
Notes to Financial Statements........................................  4

Supplemental Schedules

Schedule H, Line 4(i)--Schedule of Assets Held at End of Year......... 11
Schedule H, Line 4(j)--Schedule of Reportable Transactions............ 13

                                               [Letterhead of Ernst & Young LLP]
                                                            [New York, New York]

                         Report of Independent Auditors

Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Lehman Brothers Savings Plan (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan) (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ Ernst & Young LLP


July 2, 2002

                          Lehman Brothers Savings Plan
       (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan)

              Statements of Net Assets Available for Plan Benefits


                                                               December 31,
                                                           2001           2000
                                                         --------       --------
                                                              (in thousands)
Assets
Investments, at fair value                               $582,217       $605,595
Cash and short-term investments                                27          3,176
Participant loans                                           6,487          4,940
Other receivables                                           2,120          2,224
Interest and dividends receivable                            --               19
                                                         --------       --------
Total assets                                              590,851        615,954

Liabilities
Accrued and other liabilities                                --              249
                                                         -------        --------
Net assets available for plan benefits                   $590,851       $615,705
                                                         ========       ========



See notes to financial statements.

                          Lehman Brothers Savings Plan
       (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan)

         Statements of Changes in Net Assets Available for Plan Benefits


                                                        Years ended December 31,
                                                         2001            2000
                                                       ---------      ----------
                                                            (in thousands)
Investment income:
  Interest and dividends                               $  13,485      $  15,375
  Net realized and unrealized depreciation in
   fair value of investments                             (83,964)       (18,417)
                                                       ---------      ---------
                                                         (70,479)        (3,042)

Contributions:
  Employer                                                 2,120          1,971
  Participants                                            49,695         39,967
  Rollovers                                                7,472          6,454
                                                       ---------      ---------
                                                          59,287         48,392

Transfer-in from USA Plan                                  3,976           --
Transfer-in from Former Employees Plan                     7,663           --
                                                       ---------      ---------
                                                          11,639           --

Administrative fees                                         (279)          (699)
Participant withdrawals                                  (25,022)       (44,019)
                                                       ---------      ---------
                                                         (25,301)       (44,718)

Net (decrease)/increase                                  (24,854)           632
Net assets available for plan benefits,
  beginning of year                                      615,705        615,073

                                                       ---------      ---------
Net assets available for plan benefits,
  end of year                                          $ 590,851      $ 615,705
                                                       =========      =========



See notes to financial statements.

                          Lehman Brothers Savings Plan
       (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan)

                    Notes to Financial Statements (continued)

                                December 31, 2001

1. Description of the Plan

General

The Lehman Brothers Savings Plan (the "Plan"), formerly know as Lehman Brothers Holdings Inc. Tax Deferred Savings Plan, is a defined contribution plan. The Plan became effective January 1, 1984 and was amended and restated March 29, 2001. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. ("Lehman") and its participating subsidiaries (collectively, the "Company") are eligible to participate in the Plan as soon as administratively possible after their date of employment.

Effective February 1, 2001 Fidelity Investments became the Recordkeeping, Trustee and Investment Services provider for the Plan. New services and enhancements became available to participants on March 29, 2001, including daily valuation of accounts, an expanded menu of investment options and access to on line financial planning tools.

The E.F. Hutton & Company Universal Savings Account Plan (the "USA Plan") and the Lehman Brother Savings Plan for Former Employees of E.F. Hutton & Company Inc. (the "Former Employees Plan") were merged into the Plan on June 20, 2001.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). A complete description of the Plan is contained in the Plan document available to all participants from the Plan Administrator.

Contributions

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, between one and fifteen percent of eligible compensation, as defined in the Plan document. The Company may make a contribution, in Lehman stock or cash, on behalf of eligible participants who have completed 12 months of service and are employees on the last day of the Plan year. The amount of the contribution, if any, will be determined by the Company's Board of Directors. If a Company contribution is made it will be allocated as follows:

  1. Participants whose annual compensation is below $37,800 per year and are not Investment Representatives, Investment Representative Trainees, Branch Managers, or Institutional Salespeople will receive a Company contribution of $400 plus a matching contribution of 100 percent of the first $600 of the employee's before-tax contributions.

                          Lehman Brothers Savings Plan
       (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan)

                    Notes to Financial Statements (continued)


1. Description of the Plan (continued)

  2. Participants whose annual compensation is between $37,800 and $100,000 per year will receive a matching contribution of up to 100 percent of the first $1,000 of the employee's before-tax contributions, only if there are funds remaining after contributions are made for participants making less than $37,800 per year.

  3. Company   contributions  are  not  made  for  participants  whose  annual compensation exceeds $100,000 per year.

In 2001 and 2000, Company contributions were made in cash which was used to purchase common stock in the Company.

Participant's before-tax Contributions are not subject to tax until distribution. The Internal Revenue Code of 1986, as amended (the "Code"), provides that before-tax Contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in a participant's gross income to the extent such contributions exceed the statutory limitation. The maximum limitation amount was $10,500 for 2001 and 2000. The Company's contributions on behalf of a participant, as well as the income and appreciation on amounts invested in the investment funds offered under the Plan are also not subject to tax until distributed.

Rollover contributions represent contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

Valuation of Participant Accounts

Separate accounts are maintained for each participant whereby the participant's account is credited for contributions and credited or charged, as appropriate, for investment experience. Participant accounts are also charged for withdrawals and loans. The periodic allocation of investment experience is based upon the participant's beneficial interest in each of the investment funds on the valuation date.

                          Lehman Brothers Savings Plan
       (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan)

                    Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Investments

Investment of contributions among the investment funds can be made in increments of 1%, with a maximum of 50% of contributions permitted to be invested in Lehman Brothers Common Stock Fund. Participants can elect to change their contribution rate and investment direction of new contributions on a daily basis. Participants may also elect to transfer existing fund balances among investment funds on a daily basis.

The following table presents the fair value of investments held by the Plan at December 31, 2001 and 2000, respectively:

                                                            December 31,
                                                        2001           2000
                                                      ---------      ---------
                                                            (in thousands)

Investments, at fair value:
  Mutual Funds                                        $ 324,368      $ 356,317
  Stable Value Fund                                     130,147         95,868
  Lehman Brothers Common Stock Fund                      92,397         95,972
  American Express Company Common Stock Fund             35,305         57,438
                                                      ---------      ---------
Total                                                 $ 582,217      $ 605,595
                                                      =========      =========


The following table presents the net appreciation and depreciation in fair value of investments held by the Plan at December 31, 2001 and 2000, respectively:

                                                       Years ended December 31,
                                                          2001         2000
                                                        --------     ---------
                                                           (in thousands)

 Net appreciation (depreciation) in fair value
   of investments:
    Mutual Funds                                        $ (64,184)   $ (51,275)
    American Express Company Common Stock Fund            (19,532)      (2,153)
    Lehman Brothers Common Stock Fund                        (248)      35,011
                                                        ---------    ---------
                                                        $ (83,964)   $ (18,417)
                                                        =========    =========

                          Lehman Brothers Savings Plan
       (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan)

                    Notes to Financial Statements (continued)


1. Description of the Plan (continued)

The following is a schedule of investments held in excess of 5% of the net assets available for plan benefits at the end of 2001 and 2000:

                    Funds                      Fair Value at December 31,
                                                  2001         2000
                                               -------------------------
                                                   (in thousands)

Lehman Brothers Common Stock Fund                $92,397     $95,972
Fidelity Large-Cap Stock Fund                     82,699           -
Vanguard Institutional Index Fund                 78,621      77,808
American Express Company Common Stock Fund        35,305      57,438
Putnam International Growth Fund                  34,446           -
Lehman Brothers 10 Uncommon Values                   N/A      46,282
American Century Ultra Fund                            -      94,871
Templeton Foreign Fund                                 -      40,291

Benefits

A participant may elect, after attaining the age of 59-1/2, to withdraw all or a portion of the value of their accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of their account if less than $1,000). Withdrawals by actively employed participants before the age of 59-1/2 are permitted for before-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval by the Employee Benefit Plans Committee of the Company. Participants can elect to withdraw all or a portion of their rollover contributions made to the Plan.

Although hardship and rollover withdrawals are allowed, a participant may be subject to an additional 10% tax imposed by the Code. If a participant's employment with the Company terminates for a reason other than death, any distributions made before age 59-1/2 must be in the form of a lump-sum payment. However, if the balance in a participant's account exceeds $5,000, payment will not be made before age 70-1/2 without prior consent. Upon death, the balance in the participant's account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment.

                          Lehman Brothers Savings Plan
       (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan)

                    Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Benefits Payable

Benefits payable to those participants who have elected to receive a distribution (or be paid automatically as described above) from the Plan but have not yet been paid was $0 and $5,931,157 in 2001 and 2000, respectively.

Vesting

Plan participants are 100% vested in all amounts in their respective Plan accounts.

Income Tax Status

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated February 14, 1995, stating that the Plan is qualified under
Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated in its entirety subsequent to the receipt of the determination letter. The Employee Benefit Plans Committee intends to apply for a new determination letter from the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Employee Benefit Plans Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Participant Loans Receivable

Participants may borrow from their plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence as long as documentation is provided. The loans are secured by one half of the balance in the participant's accounts and bear interest at the rate of prime plus one. Principal and interest are paid ratably through biweekly or monthly payroll deductions, depending on the frequency with which the employee is paid. Participants who terminate with outstanding loan balances have until the end of the quarter following the quarter in which they terminate to pay the balance of their loan in full, in one lump sum payment. Loans not repaid in that timeframe will be reported as taxable distributions. Outstanding loan balances will also be treated as

                          Lehman Brothers Savings Plan
       (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan)

                    Notes to Financial Statements (continued)


1. Description of the Plan (continued)

taxable distributions for those participants who request a distribution of their account prior to repaying their loan. For the years ended December 31, 2001 and 2000, $154,015 and $681,389 respectively in outstanding loan balances have been reported as taxable distributions to participants.

2. Summary of Significant Accounting Policies

Valuation of Investments

Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year. Investments in the common stock of American Express and the Company are valued at the quoted market price on the last business day of the Plan year. Short-term investments and deposits with insurance companies in connection with contracts are valued at cost plus accrued interest, which approximate fair value. Interest rates on deposits with insurance companies were 6.05% in 2001 and 7.01% in 2000. The Funds invested in deposits with insurance companies are guaranteed by the insurer as to principle plus interest.

There are securities contained in the self directed accounts that are classified as "unpriced securities." Currently, these securities are not traded on any public exchange and are valued at $0.

Purchase and sales of securities are reflected on a trade-date basis.

Dividend and Interest Income

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis.

                          Lehman Brothers Savings Plan
       (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan)

                    Notes to Financial Statements (continued)


2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Third Party Administrative Fees

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 2001 and 2000, the Plan was charged $279,002 and $699,131 for third party administrative expenses incurred during the respective years. The Company paid all expenses not directly relating to the administration of the Plan.

4. Plan Termination

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.

5. Subsequent Events

Lehman Brothers Bank FSB Employee 401(k) Plan (the "Bank Plan") was merged into the Plan, effective January 02, 2002.

During 2002 Lehman filed a restated Plan with the IRS. The restated Plan incorporates all amendments enacted through January 11, 2002 and any further changes deemed necessary or advisable to comply with changes in applicable law. The Plan expects to receive a new determination letter from the IRS once the restatement is accepted.

                             SUPPLEMENTAL SCHEDULES

                                                                EIN: #13-3216325
                                                                       Plan #003

                          Lehman Brothers Savings Plan
       (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan)
          Schedule H, Line 4(i)--Schedule of Assets Held At End of Year

                                December 31, 2001


                                                                      Par Value/           Current Value
                                                                       Number of            at December
                                                                         Shares              31, 2001
                                                                     -----------------------------------
Stable Value Fund
Allstate Life Insurance Co.:
   Contract #GICA5584                                                    3,121,476          $  3,121,476
   Contract #GICA5806                                                    1,544,118             1,544,118
Bank of America:
   Contract #99-238                                                     26,667,411            26,667,411
Continental Assurance Co.:
   Contract # 63205001                                                  14,425,278            14,425,278
Chase Manhattan Bank::
   Contract #431429-T                                                   27,137,124            27,137,124
People's Security Insurance Co.:
   Contract #BDA00568FR                                                  6,800,364             6,800,364
State Street Bank & Trust:
   Contract # 101060                                                    10,168,562            10,168,562
The Principal Financial Group:
   Contract #4-26575-01                                                 10,869,395            10,869,395
New York Life Insurance Co.:
   Contract #30727                                                       2,500,069             2,500,069
TransAmerica Life Insurance Co.:
   Contract #51499                                                       2,394,362             2,394,362
Travelers Life Insurance Co.:
   Contract #GA16953                                                     6,069,739             6,069,739
UBS AG:
   Contract #5085                                                       12,927,031            12,927,031
Boston Safe Dep. & Trust:
   Contract #GDLE                                                        5,521,653             5,521,653
                                                                                            ------------
                                                                                             130,146,582
                                                                                            ------------

Stock Funds
American Express Company Common Stock Fund                           4,609,046.668            35,305,297
Lehman Brothers Common Stock Fund*                                  11,267,930.014            92,397,026
                                                                                            ------------
                                                                                             127,702,323
                                                                                            ------------

Mutual Funds
Pimco Total Return                                                     322,731.869             3,375,775
Dreyfus Founders Discovery                                               6,045.299               171,989
NB Genesis Trust                                                        37,237.940             1,083,996
Strong Opportunity                                                      38,076.855             1,496,040
Templeton Developing Markets                                             7,031.690                69,473
Janus Adv Worldwide                                                     19,741.853               578,831
Pimco Micro Cap Growth                                                  13,079.952               279,388
Vanguard Institutional Index                                           749,553.425            78,620,659
Lehman Brothers 10 Uncommon Values*                                  5,057,062.261            26,701,289
Putnam International Growth                                          1,737,951.038            34,446,190
Putnam New Opps                                                          5,600.500               229,508


                                       11



                                                                EIN: #13-3216325
                                                                       Plan #003

                          Lehman Brothers Savings Plan
       (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan)
    Schedule H, Line 4(i)--Schedule of Assets Held At End of Year (continued)

                                December 31, 2001

                                                                          Par Value/       Current Value
                                                                          Number of         at December
                                                                           Shares            31, 2001
                                                                        ---------------------------------
Mutual Funds (continued)
Putnam Vista A                                                              5,508.362             47,592
Vanguard Total Stock market                                                38,910.172          1,001,548
Fid Select Computers*                                                       1,009.868       $     38,405
Fid Select Electronics*                                                    12,793.658            630,344
Fidelity Equity Inc.*                                                      20,225.911            986,418
Fid Select Software*                                                        4,817.177            229,249
Fidelity Cap & Income*                                                  2,954,053.822         20,028,485
Fid Select Biotech*                                                        16,641.252       $  1,083,678
Fid Select Healthcare*                                                      5,076.448            646,029
Fid Select Technology*                                                     14,771.322            895,142
Fid Select Telecomm*                                                        4,872.040            176,465
Fid Asset Manager*                                                      1,225,761.337         18,999,301
Fidelity Low-Pr iced Stock*                                               334,229.532          9,164,574
Fidelity Aggressive Growth*                                               559,506.666         10,641,817
Fidelity Large-Cap Stock*                                               5,679,852.787         82,698,657
Fid Freedom 2010*                                                          26,873.031            338,869
Fid Freedom 2020*                                                          68,401.222            860,487
Fid Freedom 2030*                                                          18,393.422            231,021
Fid Select Develop Comm*                                                   11,975.159            226,330
Fidelity US Bd Index*                                                   2,615,232.128         28,244,507
Fid Freedom 2040*                                                          14,903.907            110,140
                                                                                            ------------
                                                                                             324,332,196

Self Directed Accounts**                                                  Various                 36,006
                                                                                            ------------
                                                                                             324,368,202
                                                                                            ------------

Total investments before Loan account                                                        582,217,107
                                                                                            ------------

Loan account                                                                                   6,487,479
                                                                                            ------------
Total investments                                                                           $588,704,586
                                                                                            ============

                                                                EIN: #13-3216325
                                                                       Plan #003

                          Lehman Brothers Savings Plan
       (formerly, Lehman Brothers Holdings Inc. Tax Deferred Savings Plan)

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                          Year ended December 31, 2001


                                                                          Number         Cost of
                                 Number of     Cost of         of         Proceeds        Assets         Gain
    Description                 Transactions   Purchases   Transactions   from Sales     Disposed       (Loss)
------------------------------------------------------------------------------------------------------------------
Category (i)  Single
transactions in excess of 5%
of plan assets
American Century Ultra Fund           --       $       --        1      $104,430,201   $ 91,017,149   $ 13,413,052

Templeton Foreign Fund                --               --        1        42,455,734     39,282,459      3,173,275

Category (iii)--Series of
  transactions in excess of 5%
  of plan assets
American Century Ultra Fund             10        5,418,986      3       104,941,759     91,478,313     13,463,446
Templeton Foreign Fund                   8        2,307,415      4        42,992,252     39,786,559      3,205,693

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    LEHMAN BROTHERS SAVINGS PLAN



                                    By: /s/ Wendy M. Uvino
                                       ---------------------------------
                                       Wendy M. Uvino
                                       Lehman Brothers Holdings Inc.
                                       Employee Benefit Plans Committee

July 15, 2002

                                  EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------

23                 Consent of Independent Auditors